Press Release	Source: Next, Inc.

Next Inc. Announces 2004 Fourth Quarter and Year End Sales and Earnings
February 11, 2005

Pre-Tax Income Up 69% on Record Sales in Q4

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Feb. 11, 2005--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced results for the fiscal fourth quarter and year ending November 30, 2004

Sales for the quarter increased 4.2% to $7.7 million from $7.4 million in the same period last year. Operating income for the quarter grew 50% to $407,000 from $271,000 in the prior year. Pre-tax income rose 69.9% to $243,000 from $143,000. Gross profit margins were 30.8% in the quarter versus 31.9% in the same quarter prior year. SG&A declined 16.4% to $944,000 compared to $1.1 million in the prior year.

Sales for the year increased 3% to $21.5 million from $20.8 million in the prior year. Core sales, excluding one time sales of $2.5 million related to the war in Iraq in 2003, rose 16%. Gross profit rose 3% to $6.6 million from $6.4 million in the prior year. Gross profit margins increased to 31% from 30.7% in the prior year. SG&A remained unchanged from the prior year.  Operating income for the year was $678,000 as compared to $904,000 in the prior year.  The decrease in operating income is largely the result of increased royalty expense, due to a higher percentage of sales attributable to licensed products.  Pre-tax loss was $417,000 versus pre-tax income of $460,000 in 2003. The loss includes a previously announced one time charge of $640,000.

Mr. Charles L. Thompson, the Company's CFO said, "We are pleased to report that we achieved record sales volume in the fourth quarter despite being up against an extremely strong period a year ago. We’ve worked diligently to maximize operational efficiencies and are excited to see tangible evidence of those efforts in the form of a sizeable drop in SG&A expenses in the quarter. We have significantly strengthened our platform for growth and profitability in 2005.”

Mr. William B. Hensley, the CEO stated, "2004 was a year of accomplishments which laid the groundwork for strong, profitable growth. We established a new credit facility to increase our financial capacity, made meaningful reductions in operating costs, completed the acquisition of Choice International which gives us direct purchasing and distribution rights for sportswear from a Chinese source thereby increasing both revenue and gross margins, procured numerous new licenses including The Three Stooges, Professional Bull Riders, James Dean, Chrysler and Jeep Headwear and expanded our customer base so that no single customer now accounts for more than 15% of our business.”

Hensley further commented, “We’re excited about the momentum we are carrying into 2005. We are confident that revenue in the first quarter of fiscal 2005 will grow approximately 20% over the same period last year.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com